

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2014

Via E-mail
Herman G. LaMont
Consul General of Jamaica in New York
767 Third Avenue
New York, NY  10017

**Re:     Government of Jamaica**
**Registration Statement under Schedule B**
**Filed November 12, 2014**
**File No. 333-200109**

**Form 18-K for Fiscal Year Ended March 31, 2014, as amended**
**Filed May 30, 2014, as amended July 11, 2014**
**File No. 001-04165**

Dear Mr. LaMont:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1.      To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

2.      Please revise the cover page of the registration statement to provide the name and telephone number for the authorized representative in the United States.

3.      Under an appropriately captioned section, please highlight various matters that would appear material to investors in respect of the financial and economic outlook of the

country, such as the significant debt to GDP ratio, high debt servicing payments, growth outlook, and reliance on the United States and Europe for tourism.

Where You Can Find Additional Information, page 2

4.      Please revise to update the telephone number for the SEC's public reference room. Please note that the SEC's toll-free investor information service phone number is 1-800-SEC-0330.

5.      Please refer to the contact information that you provide for Jamaica on page 3. Please revise to include a toll-free telephone number or advise.

Facing Page

6.      Please be advised that Rule 415(a)(6) is not available to foreign governments. Refer to Rule 415(b).

Form 18-K for Fiscal Year Ended March 31, 2014

Exchange Rates, page D-2

7.      We note you indicate in footnote (2) to the Foreign Exchange Rates table that the Percentage Change column is presented as compared to the prior month. As we note that the chart also compares the percentage change as compared to the prior year, please revise for clarification.

Map, page D-3

8.      Please increase the size of your maps on page D-3 so that the text is legible.

IMF Arrangements, page D-12

Standby Arrangement and Extended Fund Facility, page D-12

9.      We note your disclosure that the SBA approved by the IMF Board in February 2010 went "off-track." We further note your disclosure that this resulted in the Government of Jamaica not receiving SDR 285.7 million from the IMF, multilateral funding of US$550 million or grants of approximately $59.19 million. Please revise to clarify how the SBA went "off-track." Also, update the IMF Arrangements section to discuss more recent IMF reviews.

Gross Domestic Product, page D-16

10.     We note your disclosure on pages D-27 through D-29 regarding the amount of bauxite
        and alumina produced, as well as the amount exported, in 2013. We note you further
        indicate in your Sectoral Origin of Gross Domestic Product chart on page D-17 and your
        Rate of Growth of Real GDP by Sector chart on page D-18 that 2013 information is not
        available for certain sectors, including the bauxite and alumina sector.  Please revise to
        update or explain why the information is not available.

Principal Sectors of the Economy, page D-20

11.     Please refer to your chart entitled Hotels Scheduled to Open Between 2013 and 2015, on
        page D-22.  We note that the Projected Capital Investment column does not appear to add
        up to J$ 76.40 billion.  Please revise or advise.

12.     You have disclosed information about investments in the tourism sector.  Here or in a
        separate section, please provide disclosure about foreign direct investment and portfolio
        investment, including the source of such investments by geographic location and a
        discussion of the reasons for material increases or decreases.

Mining and Quarrying, page D-27

13.     Please discuss the Government's commitment to refrain from further funding of CAP.

14.     We note your disclosure that the Government of Jamaica wholly owns CAP.  Please
        revise to clarify if there are other significant private sector alumina producers.  To the
        extent there are not, please indicate if the Government owns a monopoly on alumina
        production.

15.     Please refer to your Bauxite and Alumina Sector table on page D-29.  Please revise to
        explain how the Earnings line item is calculated.

Agriculture, Forestry and Fishing, page D-29

16.     Please revise to update this section, in particular to discuss the effects of the drought of
        2014.

17.     We note your disclosure that the Agro Parks are funded partly by the European Union.
        Please revise to disclose the amount of money that has gone towards funding the Agro
        Parks to date.

Privatization, page D-31

18.     Please identify any significant government-owned enterprises. For these entities, please provide financial information related to the relative size of any such entities.

Employment and Labor, page D-34

19.     Please include additional information on the employment rate with respect to age, gender, and any seasonal employment.

Intervention and Divestment, page D-52

20.     We note your disclosure that FIS continued with the winding up of residual activities on behalf of FINSAC during the 2013-2014 fiscal years.  Please clarify that FIS is short for Financial Institutions Services, if true.

Public Sector Indebtedness, page D-54

21.     Please disclose indebtedness as of the most recent date practicable.  Please also update the disclosure regarding each debt issuance that appears in Exhibit C to present the information as of the most recent practicable date.

22.     The disclosure states that Jamaica has never defaulted on any of its external or domestic debt obligations.  We note from IMF Country Report No. 10/267 (August 2010) that one of the credit rating agencies downgraded Jamaica's credit rating to selective default and other sources indicate that another credit rating agency indicated that Jamaica was the only sovereign to default in 2010.  We also note from news reports that a credit rating agency similarly downgraded Jamaica's credit rating to selective default in 2013.  Please revise the document as appropriate.

External Debt Interest Schedule, page D-61

23.     Please provide this information as of more recent date than September 30, 2013.

Summary of Economic Information, page D-67

24.     Please relocate the "Summary of Economic Information" table on page D-67 to the forepart of the Form 18-K.

25.     It appears that the current account balance for 2013 should be a negative amount.  Please revise or advise.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney

cc:     Cathleen E. McLaughlin, Esq.
        Allen & Overy LLP
        Via E-mail